Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this communication was made available to AMR employees on AMR Corporation’s internal website.

The new American is arriving. What happens next?

By Missy Cousino

This is an historic day for all of us. Today, we have entered into a merger agreement under which American Airlines and US Airways have agreed to join together to create the new American Airlines – a premier global carrier.

In the immediate future, you won’t see any significant changes. The merger has to be approved by the Bankruptcy Court and government regulators, as well as US Airways’ shareholders. While we work through those processes, we will continue to operate as separate carriers. We’ll be putting together a joint integration team so that we’ll be ready to hit the ground running.

That means change is coming, and we want you to have a clear overview of what you can expect as we move forward. Read on for your step-by-step guide to where we are and where we’ll go, as well as merger terminology you will be hearing.

•	Curious what some of these terms mean? Click here for more information.

The Process

Merging two companies always takes some time, and when the businesses are as large and as complex as US Airways and American, the interval can be considerable. Eventually we plan to be part of a bigger, stronger airline with a broad network serving even more customers. Based on previous airline mergers, the process of obtaining required approvals and combining operations could take a year or two. For us, it might or might not be different. We can’t guarantee any set timeline at this point because each merger is unique, but American and US Airways will work collaboratively throughout the process.

Our ultimate goal is to obtain a single operating certificate from the FAA which will allow American and US Airways to combine all of our Flight, Maintenance and other technical operations into the new American Airlines. We have lots to do to successfully execute the merger process. Here are the key phases in the process:

PHASE 1 – Pre-Merger: Two Carriers, Two Operating Certificates

The merger of American and US Airways has now been announced, and the two airlines will immediately begin to work toward the necessary government approvals, and AMR will file a Plan of Reorganization (POR) with the Bankruptcy Court that would ask for the court’s approval of the merger. Additionally, the merger must be approved by the shareholders of US Airways. The merger is not expected to “close” until the third quarter of 2013, once all of these requirements have been met (similar to all of the things you have to do before you can close on a new house).

The CEO and Chairman of the new American have been named, and they will assume their new roles at the time the merger closes. In the meantime, the airlines will continue to operate separately under their existing leadership, although we will start to plan the integration process so that we can be ready to move quickly once the merger closes.

Note: On February 14, 2013, this communication was made available to AMR employees on AMR Corporation’s internal website.

During this period, we don’t anticipate many significant changes for our people. However, we are implementing enhanced interline travel privileges for our people on March 1 so we can get to know each other’s network and services.

Until the merger closes, our union-represented colleagues will continue to operate under the new Collective Bargaining Agreements (CBAs) reached last year.

People in independent work groups continue to operate as usual, with American and US Airways assisting in forming joint employee committees to coordinate integration.

PHASE 2 – Merger Closes: One Carrier, Two Operating Certificates

•	Receive Approval of Our Plan of Reorganization

Once the Department of Justice (DOJ), the other regulatory bodies and the shareholders of US Airways approve the merger, we can move forward to seek approval of our Plan of Reorganization (POR) by the U.S. Bankruptcy Court. This becomes our merger plan and approval by the Court allows American to exit bankruptcy and “close” the transaction with US Airways. Once the merger is “closed” we can proceed with all of the necessary steps to achieve a single operating certificate.

After closing, the new CEO and the new Board of Directors will take office, and we anticipate that senior leadership will be integrated shortly thereafter. At this point, the carriers are no longer competitors and can coordinate customer-facing, marketing, pricing and sales-related efforts, including marketing the combined carrier under a common name.

At this point, the companies will begin the process of integrating organizations and systems, and aligning policies and procedures. This could happen for some functions within months, or for others it could take one to two years; we will know more once a detailed integration plan is developed.

The Memorandums of Understanding each union previously agreed to will become fully effective on the effective date of the POR. We’ll be communicating more details of those MOUs in the coming weeks.

•	Resolve Outstanding Union Representation Issues

Upon approval of the POR and the closing of the merger, the unions that currently represent our people will apply to the National Mediation Board (NMB) for a determination that American and US Airways constitute a single airline for purposes of labor relations – this is called a single-carrier determination. The NMB’s single-carrier decision will be based on a variety of factors including whether the combined carrier operates under one management team, how operations are marketed to customers, and how it shares resources across the combined network. All of the unions that currently represent our people will request a single-carrier determination from the NMB individually, and each has agreed to do so within six months of the POR effective date.

Once the NMB grants single-carrier status for a particular class or craft, the NMB will determine which union will represent the combined workforce, possibly through a representation election.

Note: On February 14, 2013, this communication was made available to AMR employees on AMR Corporation’s internal website.

The new company will work with committees composed of employees from American and US Airways to determine how the merger will affect our independent people, including our Agents, Reps and Planners (ARP). If a union were to seek to represent the ARP work group, that union would be required to submit to the NMB evidence that that union is supported by at least
50 percent of the combined work group before the NMB would move forward with an election.

Once representation matters are resolved, the MOUs we have in place provide a process for achieving Joint Collective Bargaining Agreements (JCBAs) with each workgroup.

•	Integrate American and US Airways Seniority Lists

Each workgroup (including our Agents, Reps and Planners) will achieve an integrated seniority list, combining American and US Airways people within that class or craft of work. Federal law ensures the parties abide by the McCaskill Bond amendment, which ensures a fair process for seniority integration. For our represented people, many of the steps in the seniority integration process and the timeline for reaching new seniority lists have already been determined in the MOUs. For our independent people, American will facilitate the process of creating transition committees to work toward integrating seniority.

Management and support staff integration will not be determined by seniority. However, throughout this phase, the new management structure will take shape. Senior leaders will determine how the management teams will integrate.

PHASE 3 – One Carrier, One Operating Certificate

•	Obtain a Single Operating Certificate

Until we obtain a single operating certificate from the FAA, US Airways and American will continue to operate as separate airlines according to their respective FAA operating certificates. The operating certificate concerns the airline’s technical operations, not its labor relations, union representation, or how the merged company’s operations are marketed to customers. In order for the new American to fully integrate its operations and workforces, all FAA manuals and procedures must be common, and training must be universal. When we have a single FAA operating certificate, and integrated seniority lists, we will be able to complete the process of integrating all workgroups.

Key Terms

Collective Bargaining Agreement (CBA) – The negotiated contractual agreements under which our represented people currently work.

Plan of Reorganization (POR) – The business plan the company will propose to the Bankruptcy Court for its approval.

Closing of the Merger – The financial transaction creating the merger is completed after all regulatory approvals and approval of the stockholders of US Airways are given,

Note: On February 14, 2013, this communication was made available to AMR employees on AMR Corporation’s internal website.

and after the POR is approved and the bankruptcy judge issues the confirmation order. Once that order is entered, American can exit bankruptcy and the merger can then “close,” likely within a few days of that order.

Memorandum of Understanding (MOU) – An agreement reached with unions representing employees of American and US Airways to establish certain terms of employment and procedures for integrating employees of the two companies that would become effective when the merger closes.

Single-Carrier Determination – NMB determination that two formerly separate airlines have merged their operations sufficiently to be considered a single carrier for representation purposes. A single-carrier decision is based on a variety of factors including whether the combined carrier operates under one management team (including for labor relations purposes), how the operations are marketed to customers, and how the companies share resources across the combined network.

Representation Election – NMB determination, made after a single-carrier determination, as to which unions, if any, will represent the combined workforces. In some instances, this determination can be made after an investigation; in others, representatives are determined through NMB-conducted elections.

McCaskill Bond Amendment – Legislation that ensures a fair process is in place, and a fair and equitable result is reached, for seniority integration.

Joint Collective Bargaining Agreement (JCBA) – The single unified contractual agreements for each unionized group that will cover the combined workforce.

Single Operating Certificate – Designation by the FAA that the two airlines can operate as a single airline, and not just be marketed under a common name.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the

Note: On February 14, 2013, this communication was made available to AMR employees on AMR Corporation’s internal website.

participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.